December 12, 2007

VIA EDGAR AND TELECOPIER

Ms. Pam Howell

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Boston Properties, Inc.
Definitive 14A
Filed April 6, 2007
File No. 1-13087

Dear Ms. Howell:

This letter is submitted on behalf of Boston Properties, Inc. (the “Company”) in connection with the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Definitive Schedule 14A filed on April 6, 2007 (file no. 1-13087) ( the “Proxy Statement”), as set forth in your letter to the undersigned dated December 3, 2007 (the “Comment Letter”).

As we discussed during our telephone conversation earlier today, the Company hereby requests that the Staff extend the deadline for the Company’s response to the Comment Letter to December 28, 2007. Based on our conversation, I believe that the Company’s request will be acceptable to the Staff. If there are questions or concerns about the Company’s request after review of this letter, please call me at (617) 236-3354.

Very truly yours,

/s/ Eric G. Kevorkian
Eric G. Kevorkian

cc:	Ettore A. Santucci, P.C.
Goodwin Procter LLP